

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2019

Via E-Mail

Ryan J. Maierson, Esq.
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002

    Re: **AmeriGas Partners, L.P.**
                Schedule 13E-3 filed by UGI Corporation, AmeriGas, Inc., AmeriGas
                    Propane, Inc., AmeriGas Propane Holdings, Inc., AmeriGas
                    Partners, L.P., and AmeriGas Propane Holdings, LLC
                Filed May 6, 2019
                File No. 005-56353

                UGI Corporation
                Registration Statement on Form S-4
                Filed May 6, 2019
                SEC File No. 333-231242

Dear Mr. Maierson:

      We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1.   Please remove the first sentence of the penultimate paragraph of the Introduction section that the filing of the Schedule 13E-3 shall not be construed as an admission that Partnership is "controlled" by any filing person or affiliate of a

filing person for purposes of Rule 13e-3. Given your determination to file the Schedule 13E-3, the filing persons may not make the stated disclaimer.

Registration Statement

2. Please fill in the blanks in your disclosure.

Notice of Special Meeting

3. It appears that your definition of Unaffiliated AmeriGas Unitholders includes within it affiliates: *for example,* some of your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether *the going private transaction* is substantively and procedurally fair to security holders who are *not affiliates* of AmeriGas. See Item 1014(a) of Regulation M-A.

Summary

4. Please prominently disclose the information required by Items 7, 8 and 9 of Schedule 13E-3 in a "Special Factors" section in the front of the proxy statement/prospectus and caption the disclosure as such. Refer to Rule 13a-3(e)(1)(ii). In this respect, ensure that the Special Factors appear immediately after the Summary. Also, revise the Summary and Q&A sections to shorten them significantly and to avoid duplication and relocate the other sections currently appearing in front of the Special Factors.

Unaudited Financial Projections of UGI and AmeriGas, page 67

5. Please revise your disclosure to include all financial projections prepared in connection with the merger. In this respect, we note on page 82 that TPH used three operational cases in relation to the Forecasts.

Recommendation of the GP Audit Committee and the GP Board, page 70

6. We note that the GP Audit Committee considered the financial presentations and opinion of THP regarding the fairness of the transaction. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to clarify whether the GP Audit Committee adopted the financial advisor's analysis and opinion.

7. We note your disclosure on page 75 that the GP Audit Committee considered that the merger is not conditioned on the approval of a majority of the Unaffiliated

AmeriGas Unitholders. Please revise your disclosure to expand on the consideration given to this factor in reaching the fairness determination.

Opinion of the Financial Advisor to the GP Audit Committee, page 78

8.   With respect to the Discounted Distribution and Discounted Cash Flows analyses, disclose the bases for TPH's selection of the discount rates, distribution yield multiples exit multiples, and the terminal value DCF multiples.

9.   Please revise to disclose the data underlying the results described in each analysis and show how that information resulted in the values disclosed in the AmeriGas Financial Analyses. For example, disclose (i) the 2018A, 2019E and 2020E DCF/Unit that resulted in the multiples disclosed on page 83 in the Selected Company Analysis, (ii) the transaction value and EBITDA multiples for each comparable transaction that is the basis for the results disclosed on pages 41-42 with respect to the Selected Propane Transactions, (iii) the company's projected distributions that were used in conducting the Discounted Distribution Analysis (or a cross-reference to those projections), and (iv) the company's estimated levered distributable cash flow used in the Discounted Cash Flow Analysis (or a cross-reference to those projections). Please also apply this comment to the relevant measures in the UGI and Pro Forma UGI Financial Analyses.

10.   Please expand the description of the preliminary THP presentations (pages 88-89) to include a summary of the results of the analysis conducted for each presentation. Also, given the general proximity in time from one presentation to the next, please describe the changes in information that THP considered in each preliminary presentation.

11.   We note that THP will be entitled to receive a fee of $3.25 million upon consummation of the merger. Please clarify whether the fee is payable only if the merger is consummated. Please also apply this comment to the fee payable to J.P. Morgan described in the third paragraph of page 102.

Where You can Find More Information, page 178

12.   While we recognize that any documents you file pursuant to Section 13(a) or 15(d) of the Exchange Act after the date the prospectus is declared effective may be deemed incorporated by reference into the Form S-4, Schedule 13E-3 does not permit forward-incorporation by reference. Please confirm that the Schedule 13E-3 will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions